United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

July 2026

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

Extraordinary General Meeting on April 30, 2026 Rio de Janeiro, July 22, 2026 – Pursuant to CVM Resolution No. 81/2021, Vale S.A. (“Vale” or the “Company”) hereby discloses the Final Synthetic Voting Map for items 2 and 3 set forth in the call notice of the Extraordinary General Meeting held on this date. The information contained in the final synthetic voting map is presented in the table below and corresponds to the votes of 3,508,495,389 common shares, representing 82.4% of the Company’s voting capital¹. Extraordinary General Meeting – Final Synthetic Voting Map Resolutions Vote For Against Abstain² 1. Election of the Board of Directors by candidate - Total members to be elected: 1 1.1. José Maurício Pereira Coelho 628,533,132 152,366,165 2,727,596,092 1.2. Ieda Gomes Yell 2,400,170,665 304,222,323 804,102,401 2. Election of the Chairman of the Board of Directors - Total members to be elected: 1 2.1. Manuel Lino Silva de Sousa Oliveira 1,977,262,848 105,027,924 1,426,204,617 2.2 Marcelo Gasparino da Silva 1,065,493,489 1,189,753,648 1,253,248,252 1 Considering the total of 4,255,762,795 shares outstanding as of the present date. ² Including blank votes. Marcelo Feriozzi Bacci Executive Vice President, Finance and Investor Relations For further information, please contact: Vale.RI@vale.com Thiago Lofiego: thiago.lofiego@vale.com Luciana Oliveti: luciana.oliveti@vale.com Pedro Terra: pedro.terra@vale.com Patricia Tinoco: patricia.tinoco@vale.com This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F. Final Synthetic Map

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Thiago Lofiego
Date: July 22, 2026		Director of Investor Relations